Exhibit 99.1

MEDIA CONTACTS:
Biogen Idec Amy Reilly Ph: 617 914 6524	Elan Matt Dallas Ph: 212 850 5664 Elizabeth Headon Ph: 353 1 498 0300
INVESTOR CONTACTS:
Biogen Idec Eric Hoffman Ph: 617 679 2812	Elan Chris Burns Ph: 353 1 709 4444 800 252 3526

Joint FDA Advisory Committee Recommends Approval of TYSABRI® for the
Treatment of Moderate to Severe Crohn’s Disease

GAITHERSBURG, Md.--(BUSINESS WIRE)—July 31, 2007-- Elan Corporation, plc (NYSE: ELN) and Biogen Idec (NASDAQ: BIIB) announced today that the Gastrointestinal Drugs Advisory Committee and the Drug Safety and Risk Management Advisory Committee of the U.S. Food and Drug Administration (FDA) voted 12 in favor to 3 opposed, with 2 abstaining, to recommend approval of TYSABRI® (natalizumab) as a treatment for moderate-to-severe Crohn’s disease in patients who have failed or cannot tolerate available therapies.

The recommendation is advisory to the FDA, and the agency is not bound by this recommendation. Elan and Biogen Idec will continue to work closely with the FDA in the weeks ahead with the goal of making TYSABRI available for the treatment of appropriate patients with Crohn’s disease. Discussions with the FDA will include adapting the existing TYSABRI risk management plan and addressing any other issues raised during the Committees’ deliberations on this new indication.

About TYSABRI® (natalizumab)

TYSABRI is a treatment approved for relapsing forms of multiple sclerosis (MS) in the US and relapsing-remitting MS in the European Union.  According to data that have been published in the New England Journal of Medicine, after two years, TYSABRI treatment led to a 68% relative reduction (p<0.001) in the annualized relapse rate compared to placebo and reduced the relative risk of disability progression by 42-54% (p<0.001).

TYSABRI increases the risk of progressive multifocal leukoencephalopathy (PML), an opportunistic viral infection of the brain that usually leads to death or severe disability. Other serious adverse events that have occurred in TYSABRI-treated patients included hypersensitivity reactions (e.g., anaphylaxis), infections, depression and gallstones. Serious opportunistic and other atypical infections have been observed in TYSABRI-treated patients, some of whom were receiving concurrent immunosuppressants.  Herpes infections were slightly more common in patients treated with TYSABRI.  In MS trials, the incidence and rate of other serious and common adverse events, including the overall incidence and rate of infections, were balanced between treatment groups. Common adverse events reported in TYSABRI-treated patients include headache, fatigue, infusion reactions, urinary tract infections, joint and limb pain, lower respiratory infections, rash, gastroenteritis, abdominal discomfort, vaginitis, and diarrhea.

TYSABRI is approved in the United States, European Union, Switzerland, Canada, Australia and Israel. TYSABRI was discovered by Elan and is co-developed with Biogen Idec.

For more information about TYSABRI please visit www.tysabri.com, www.biogenidec.com or www.elan.com, or call 1-800-456-2255.

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit www.elan.com.

About Biogen Idec

Biogen Idec creates new standards of care in therapeutic areas with high unmet medical needs.  Founded in 1978, Biogen Idec is a global leader in the discovery, development, manufacturing, and commercialization of innovative therapies.  Patients in more than 90 countries benefit from Biogen Idec's significant products that address diseases such as lymphoma, multiple sclerosis, and rheumatoid arthritis.  For product labeling, press releases and additional information about the company, please visit: http://www.biogenidec.com

Safe Harbor/Forward Looking Statements

This press release contains forward-looking statements regarding TYSABRI. The commercial potential and regulatory path forward of TYSABRI are subject to a number of risks and uncertainties. Factors which could cause actual results to differ materially from the companies' current expectations include the risk that concerns may arise from additional data or analysis or that the companies may encounter other unexpected delays or hurdles. There is also no assurance that the companies will be able to obtain approval for TYSABRI as a treatment for Crohn’s disease.  Drug development and commercialization involves a high degree of risk. For more detailed information on the risks and uncertainties associated with the companies' drug development and other activities, see the periodic reports that Biogen Idec and Elan have filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE: Elan Corporation, plc and Biogen Idec

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